UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
              OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------------

                              KYTO BIOPHARMA, INC.
                 (Name of Small Business Issuer in its charter)


                FLORIDA                                                     65-1086538
      (State or Other Jurisdiction of                         (I.R.S. Employer Identification Number)
       Incorporation or Organization)

           41A AVENUE ROAD,
             YORK SQUARE,
           TORONTO, ONTARIO                                                   M5R 2G3
    (Address of principal executive                                         (Zip Code)
               offices)

                       ISSUER'S TELEPHONE: (416) 955-0159

                              ---------------------

           SECURITIES TO BE REGISTERED UNDER SECTION 12(B) OF THE ACT:

TITLE OF EACH CLASS                          NAME OF EACH EXCHANGE ON WHICH EACH
TO BE SO REGISTERED                          CLASS IS TO BE REGISTERED
--------------------                         -----------------------------------


                                    - None -


           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:

                          COMMON STOCK $.0001 PAR VALUE

                                (Title of class)

                                TABLE OF CONTENTS


PART I............................................................................................................3
ITEM 1. DESCRIPTION OF BUSINESS...................................................................................3
ITEM 2. PLAN OF OPERATION........................................................................................11
ITEM 3. DESCRIPTION OF PROPERTY..................................................................................11
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...........................................11
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS..........................................13
ITEM 6. EXECUTIVE COMPENSATION ..................................................................................14
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................................................16
ITEM 8. DESCRIPTION OF SECURITIES................................................................................16

PART II..........................................................................................................16
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..........17
ITEM 2. LEGAL PROCEEDINGS........................................................................................17
ITEM 3. CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS................................................................17
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES..................................................................17
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS................................................................19

PART F/S.........................................................................................................19

PART III.........................................................................................................20
ITEM 1. INDEX TO EXHIBITS........................................................................................20

SIGNATURES.......................................................................................................21

FINANCIAL STATEMENTS.............................................................................................F-1 - F-28

                                     PART I

ITEM 1   DESCRIPTION OF BUSINESS

     (A)  BUSINESS DEVELOPMENT

     Kyto Biopharma, Inc. was originally formed under the name of B. Twelve, Inc., a Florida corporation, filed with the Department of State on March 5, 1999. Also, on March 5, 1999, the Company acquired B Twelve Limited as a wholly-owned subsidiary Canadian corporation.

     On April 27, 1999, the Company filed an amendment to its Articles of Incorporation, increasing its authorized capital stock from 1,000 shares of common stock with a Par Value of $1.00 per share, to 25,000,000 shares of common stock with a Par Value of $1.00 per share and 1,000,000 shares of preferred stock, also with a Par Value of $1.00 per share.

     In August, 2001, the Company filed an amendment to its Articles of Incorporation, changing the Par Value of its common stock from $1.00 per share to $0.0001 Par Value per share.

     On August 14, 2002, the Company filed an amendment to its Articles of Incorporation, changing the name to KYTO BIOPHARMA, INC.

     The Company filed a Uniform Business Report (UBR) with the Department of State, State of Florida, for the year 2003 and paid all required fees. Its status is active.

     See Exhibit 3(i) commencing on Page E-1 for the Articles of Incorporation and the amendment filed on August 14, 2002, changing the name to KYTO BIOPHARMA, INC.

     The Bylaws of the Company are included as Exhibit 3(ii) at Page E-7.

     (B)  BUSINESS OF ISSUER

     (1)  Principal Products and Markets
          ------------------------------

     Kyto Biopharma, Inc. (Kyto) was formed to acquire a patent portfolio and the rights to early-stage compounds which have potential use as therapeutic agents for the treatment of cancer and diseases of the immune system. The Company has subsequently built itself into a development stage biopharmaceutical company that develops receptor-mediated technologies to control the uptake of vitamin B12 by non-controlled proliferative cells. Vitamin B12 regulates one of two major cellular pathways for the production of folates, the cell's primary source of carbon and the progenitor for the synthesis of DNA.

     Kyto is currently engaged in the development of a portfolio of potential targeted biologic treatments based on:

     i) the delivery of cytotoxic drugs to cancer cells using the vitamin B12 as a Trojan Horse,

     ii) the therapeutic effect of vitamin B12 depletion by receptor modulators, and

     iii) the use of monoclonal antibodies to block the vitamin B12 uptake by cancer cells.

     Kyto's portfolio consists of molecules at the research and development stage which may ultimately prove useful in the treatment of certain types of cancer and inflammatory diseases. Kyto believes that there are several human therapeutics applications for its drug candidates. Specifically, a number of properties of the Company's drug delivery and vitamin B12 depletion technologies suggest a potential role for its drug candidates in the therapy of solid tumors such as colorectal and breast cancer in addition to treatment of leukemias. The following table summarizes the Company's research and product development programs:

-------------------------------- ------------------------- ------------------------- ---------------------------------
Technologies                     Drug Candidates           Target Indication         Phase of Development
                                                                                     Status
-------------------------------- ------------------------- ------------------------- ---------------------------------
Drug Delivery
-------------------------------- ------------------------- ------------------------- ---------------------------------
     Bioconjugates               Paclitaxel Doxorubicin    Oncology                  Proof of concept
                                 Doxorubicin               Oncology                  Proof of concept
                                 Carboplatinum             Oncology                  Proof of concept
-------------------------------- ------------------------- ------------------------- ---------------------------------
Vitamin B12
Depletion
-------------------------------- ------------------------- ------------------------- ---------------------------------
     Monoclonal                  Transport protein         Oncology                  Proof of concept
     Antibodies                  protein
                                 Receptor                  Oncology                  Development
-------------------------------- ------------------------- ------------------------- ---------------------------------
     Growth Blockers             Receptor                  Oncology                  Proof of concept
                                 modulators
-------------------------------- ------------------------- ------------------------- ---------------------------------

     Kyto is currently using vitamin B12 as a vehicle to deliver cytotoxic drugs selectively to tumors. The process can be achieved by taking advantage of a proprietary technology and expertise based on known biological transport mechanisms. The technology, known as bioconjugation, creates a molecular complex or "bioconjugate" through the non-covalent binding of a transportable state of the drug with the vitamin B12. The technology is designed to protect drugs from degradation whilst allowing absorption through specific binding to a receptor. A number of different types of bioconjugates were produced, including those with marketed chemotherapeutic agents such as: paclitaxel (Taxol(R)), doxorubicin, and carboplatinum.

     Kyto has developed a core drug delivery technology that permits to generate:

1) vitamin B12 bioconjugates that are used as a vehicle to deliver cytotoxic drugs selectively to tumors via a receptor-mediated pathway.

2) growth blockers that are used to deplete the same tumors of the vitamin B12, an essential co-factor for the biosynthesis of methionine and nucleic acids.

     Kyto's bioconjugate and growth blocker technologies are applicable to a very broad range of therapeutic areas. Each specific technology has the potential to target a large number of therapeutic targets for creation of drug candidates. New drug candidates can be synthesis from:

     (b)  Existing drugs
     (c) Generic drugs
     (d)  Molecules in development.

     (e) Molecules with attractive biological activity and potency that were never developed because of too short half-life of activity for commercial utility or inadequate safety profile.

     The Company believes that its core drug delivery technology exhibits a number of properties that would make it attractive to potential partners and be commercially viable:

     (a)  Core component (vitamin B12) and linker are safe and non toxic
     (b)  Core technology is protected by issued patents
     (c)  Versatility of the technology
     (d)  Diverse drug payloads
     (e)  Permit rapid drug creation
     (f)  New bioconjugate constructs are patentable
     (g)  Availability and low cost of raw material and
     (h)  Easy to scale-up and technology transfer.

     As mentioned above, Kyto has created a class of agents known as receptor modulators, with the selectivity of the natural ligand (vitamin B12) for its receptor, that cause a reduction in the number of receptors through alterations in receptor movement on the surface of and within the cell. Treatment with such drugs eventually results in cells devoid of receptors triggering the death of the cancer cells, biological response known as apoptosis.

     The second aspect of Kyto's business is the development of human antibodies. The Company is developing monoclonal antibodies as vitamin B12 receptor control agents for certain pharmaceutical applications including treatment of cancer and autoimmune diseases. Many of the product development issues for antibodies have been addressed over the last ten years including immunogenicity and scale-up manufacturing for therapeutic applications resulting in the approval or pending approval of a number of products in the United States and Europe.

     (2)  Competitive Business Conditions and Adverse Factors
          ---------------------------------------------------

     The Company has identified the following companies as comparables and/or competitors to the activities of Kyto:

Endocyte, Inc. is a private U.S. based biotechnology company focused on vitamin based drug targeting and delivery systems. Similarly to Kyto, Endocyte's mission is to use vitamins as "trojan horses" to target and deliver diagnostic and therapeutic agents into cells for treatment of diseases. Endocyte's lead project is the use of the vitamin folate to target and deliver anticancer agents.

Protarga, Inc. is a private U.S. based pharmaceutical company that has developed a technology involving the chemical attachment of natural fatty acids to therapeutic agents that are accumulated by the cells. The Company's first product candidate, Taxoprexin(R) Injection for cancer chemotherapy, is currently being evaluated in eight Phase II clinical studies in the US and Europe.

Copharos Inc. is a private U.S. based biotechnology company that has developed a method of attaching radioactive atoms to vitamin B12, such that the resulting compound can be used with a standard gamma camera to detect and image sites of cancer in the human body. This compound is designated as DTPA-adenosylcobalamin, or "DAC," which is then labeled with Indium-111, one of several common radioisotopes used for imaging. The focus of Copharos is medical imaging and breast cancer.

Manticore Pharmaceuticals Inc. is a private U.S. based biotechnology company that has developed a method to target the delivery of cytotoxic anticancer drugs to tumor cells by using vitamin B12 as delivery vehicle similarly to Kyto's approach, except that their bioconjugates are synthesized by attaching cytotoxic drugs to the cobalt atom of cobalamin. The bioconjugates need to be activated by ultrasound to cleave the C-Co bond, thereby allowing release of the drug. They also developed fluorescent cobalamin conjugates ("CobalaFluors") that may be useful as diagnostic imaging agents in breast cancer surgery and other diagnostic procedures where it is desirable to visualize cancer cells, similarly to Copharos Inc.

Access Pharmaceuticals, Inc. is a public U.S. based pharmaceutical company that has proprietary patents or rights to seven drug delivery technology platforms: synthetic polymer targeted delivery, vitamin mediated targeted delivery (including oral), bioerodible hydrogel technology, nanoparticles, Residerm topical delivery, carbohydrate targeting technology and agents for the prevention and treatment of viral diseases, including HIV.

     Other companies that are involved in the development and/or production, improved method of delivery or analogs of paclitaxel include but are not limited to Bristol-Myers Squibb Company, Cell Therapeutics Inc., Ivax Corporation, Bioxell Pharma Inc., Supratek Pharma Inc., Enzon Inc., Napro Biotherapeutics Inc., F.H. Faulding & Co. Limited, Phytogen Inc., Aphios Corporation, Taxolog Inc., Cytoclonal Pharmaceutics Inc., Protarga Inc., and Mylan Laboratories Inc.

     In addition to the competition, as noted above, the Company faces certain adverse conditions/and/or risks factors as outlined below:

o Kyto's business strategy requires that it establishes and maintain good strategic alliances. Currently, it is seeking strategic alliances. Kyto has limited experience in establishing and maintaining such strategic alliances and cannot give any assurance that it will be successful in establishing one or more relationships.

o Kyto has no experience in manufacturing, procuring products in commercial quantities or marketing, regulatory approval process and only limited experience in negotiating, setting-up or maintaining research collaboration and conducting clinical trials, and there is no assurance that it will successfully continue or engage in any of these activities.

o Many of Kyto's drug candidates are still in research and preclinical development, which means that they have not yet been tested on humans. The Company will need to commit significant time and resources to develop these and additional product candidates. Kyto is dependent on the successful completion of clinical trials and obtaining regulatory approval in order to generate revenues. Specifically, its drug candidates that appear to be promising at early stages of development may not reach the market for a number of reasons. Potential products may: i) be found ineffective or cause harmful side effects during preclinical testing or clinical trials, ii) fail to receive necessary regulatory approvals, iii) be difficult to manufacture on a large scale, iv) be uneconomical to produce, v) fail to achieve market acceptance, or vi) be precluded from commercialization by proprietary rights of third parties.

o Because, Kyto has based many of its drug candidates on unproven novel technologies, it may never develop them into commercial products. Furthermore, preclinical results in animal studies may not predict outcome in human clinical trials.

o Kyto may be unable to obtain the raw materials used in the production of some of its bioconjugates in sufficient quantity to meet demand when and if such product is approved. By example, paclitaxel is derived from certain varieties of yew trees and is also used in one of the Company's drug candidates. To date, Kyto has not entered into an agreement with a supplier to provide sufficient quantity or quality of any drugs used in the construction of its bioconjugates. Kyto does not have internal facilities for the manufacture of any of its products for clinical or commercial production.

     (3)  Research and Development Programs
          ---------------------------------

     Kyto believes that there are several applications for its drug candidates. A number of properties of our drug delivery and vitamin B12 depletion technologies suggest a potential role for its drug candidates in the therapy of solid tumors such as colorectal and breast cancer in addition to treatment of leukemias. Specifically, Kyto's research and product development programs include the following projects:


-------------------------------- ------------- ------------------ -------------------------------------------
Technologies /                   Clinical      Status             Collaborators
Drug Candidates                  Market
-------------------------------- ------------- ------------------ -------------------------------------------
Drug Delivery
Bioconjugates
-------------------------------- ------------- ------------------ -------------------------------------------
     Paclitaxel                  Oncology      Proof of concept   New York University
     Doxorubicin                 Oncology      Proof of concept
     Carboplatinum               Oncology      Proof of concept
-------------------------------- ------------- ------------------ -------------------------------------------
Vitamin B12
Depletion
Monoclonal
Antibodies
-------------------------------- ------------- ------------------ -------------------------------------------
     Transport                   Oncology      Proof of           Medarex Inc.
     protein                                   concept            The Research Foundation of State
     Receptor                    Oncology      Development        University of New York

-------------------------------- ------------- ------------------ -------------------------------------------
Receptor Modulators
-------------------------------- ------------- ------------------ -------------------------------------------
     Growth blockers             Oncology      Proof of concept   New York University

-------------------------------- ------------- ------------------ -------------------------------------------

(4)      Distribution of Products
         ------------------------

     Because of capital constraints, the Company has decided to focus its financial resources to i) the development of its monoclonal antibodies and ii) the pre-clinical development of its first lead drug candidate based on paclitaxel conjugated to vitamin B12 for out-licensing.

     As the first drug candidate - paclitaxel conjugated to vitamin B12 - enters formal preclinical program, the Company plans to outsource specific study components to a Chemical Contract Manufacturer (CCM) and an integrated Contract Research Organizations (CRO) to permit the conduct of concurrent studies in order to meet time-limiting project milestones.

     During the preclinical development of a new drug candidate, a diverse number of studies relating chemistry, formulation, animal pharmacology, toxicology, manufacturing and clinical supplies are required to meet the regulatory requirements of an Investigational New Drug (IND) submission. Kyto is also reviewing the possibility to have a CRO as a strategic partner as opposed to a service provider. Due to the limited internal project management staff, Kyto may prefer to outsource the entire pre-clinical program to a vertically integrated CRO capable of handling studies from discovery screening to IND filing.

     The Company has no specific marketing plans beyond those mentioned above. Future marketing will depend upon the amount of capital realized by the Company.

     (5)  Patents
          -------

     Kyto's patent strategy has been to develop an "umbrella" of patents protecting its core technology and their therapeutic uses and the underlying technologies used to create them. The Company has filed a number of patent applications in the United States, the PCT Member Countries, Japan, and in most other jurisdictions to protect its proprietary rights in the development of its technologies and products. To date, 9 patents have been issued. Kyto is co-assignee on the issued and pending patents along with different universities. The following is a list of the issued patents:

---------------------- ------------------------------------------------------------- --------------- -----------------
PATENT NO.             TITLE                                                            ISSUED          EXPIRATION
---------------------- ------------------------------------------------------------- --------------- -----------------
NZ252,559              Anti-receptor agents to the vitamin B12/transcobalamin II        14/02/97        07/05/2013
                       receptor
---------------------- ------------------------------------------------------------- --------------- -----------------
US5,688,504            Anti-receptor and growth blocking agents to the vitamin          18/11/97        11/18/2014
                       B12/transcobalamin II receptor
---------------------- ------------------------------------------------------------- --------------- -----------------
US5,739,287            Biotinylated cobalamins                                          14/04/98        14/04/2015
---------------------- ------------------------------------------------------------- --------------- -----------------
US5,840,712            Receptor modulating agents                                       24/11/98        24/11/2015
---------------------- ------------------------------------------------------------- --------------- -----------------
US5,840,880            Vitamin B12 receptor modulating agents                           24/11/98        24/11/2015
---------------------- ------------------------------------------------------------- --------------- -----------------
US5,869,465            Methods for receptor modulation and uses thereto                 09/02/99        09/02/2016
---------------------- ------------------------------------------------------------- --------------- -----------------
US6,083,926            Water soluble vitamin B12 receptor modulating agents and         04/07/00        14/04/2015
                       methods relating thereto
---------------------- ------------------------------------------------------------- --------------- -----------------
CA2,135,277            Anti-receptor and growth blocking agents to the vitamin          24/04/01        07/05/2013
                       B12/transcobalamin II receptor and use in preventing
                       cellular uptake of vitamin B12
---------------------- ------------------------------------------------------------- --------------- -----------------
KR297,310              Anti-receptor and growth blocking agents to the vitamin          21/05/01        07/05/2013
                       B12/transcobalamin II receptor and use in preventing
                       cellular uptake of vitamin B12
---------------------- ------------------------------------------------------------- --------------- -----------------

     (6)  Regulatory Environment
          ----------------------

     Kyto's pre-clinical and clinical trials, as well as the manufacturing and marketing of its potential products, are subject to extensive regulation for safety and efficacy by various governmental authorities around the world. The United States Food and Drug Administration ("FDA") plays a key role since it regulates drug approval for the world's largest market.

     The process of studying drugs intended for use in humans usually begins with pre-clinical studies involving only animals. These pre-clinical studies are followed by studies that involve humans on a scale to assess safety and which are then expanded to a larger group to assess safety and efficacy. These various studies are usually broken into four phases with multiple studies generally conducted within each phase. Throughout these pre-clinical and clinical studies drug concentrations are measured in biological fluid samples as part of the assessment of drug safety and efficacy.

Preclinical Studies

     Preclinical drug studies involve the evaluation of drug testing in animals in a preliminary effort to determine toxicity, correct doses, side effects and efficacy in animals to provide evidence of the safety of the drug prior to its administration to humans. Bioanalytical research involves the use of instruments that can detect and measure trace quantities of drugs, metabolites, genetic material and other products in biological samples.

Clinical Studies

     Upon successful completion of pre-clinical studies the drug undergoes a series of evaluations in humans including healthy volunteers. The pharmaceutical Company sponsoring the new drug must file an Investigational New Drug application (IND), which includes results from the pre-clinical evaluations and provides comprehensive descriptions of the proposed human clinical studies. There are four generally accepted Phases in clinical studies, but the Phases may overlap:

Phase I These studies usually take one year to complete and are conducted on a small number of healthy human subjects to evaluate the drug's pharmacological actions, toxicity, metabolism and pharmacokinetics.

Phase II These studies take an average of two years to complete and are carried out on a relatively small number of patients suffering from the targeted condition or disease, to determine the drug's effectiveness and dose response relationship. This phase provides additional safety data and the first substantiative evidence of the drug's efficacy in humans.

Phase III         These studies take an average of two years to three years
                  to complete and involve tests on a much larger population of patients suffering from the targeted condition or disease, typically several hundred to several thousand patients. Such studies measure the drug's efficacy and its side effects on a large scale and typically involve numerous hospitals and clinics.

Phase IV This final phase involves monitoring the long-term benefits and risks of a drug after it has entered the market. These studies also involve examining the efficacy and safety of different dosage forms or focusing on specific sub-populations of patients for evaluation of the drug's efficacy and safety. Such studies can be carried out on thousands to tens of thousands of patients.

     Upon completion of Phase III clinical studies, the pharmaceutical company sponsoring the new drug assembles all the preclinical and clinical data in the form of a New Drug Application (NDA), for submission to the FDA, or a New Drug Submission (NDS) for the TPP. The review process generally takes 12 to 18 years before the drug receives approval for marketing.

     In Canada, these activities are regulated by the Food and Drug Act. The approval procedure is substantially similar to that of the FDA, but the rules and regulations promulgated thereunder are enforced by the Therapeutic Products and Programs ("TPP") of Health Canada. Outside the United States and Canada, and whether or not the FDA or TPP approval has been obtained, approval of a product by local regulatory authorities must be obtained prior to the commencement of commercial sales of the product in a given country. The requirements governing the conduct of clinical trials and product approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA or TPP approval. Although there are some procedures for unified regulatory filings for certain European countries, in general, each country at this time has its own procedures and requirements.

     Drug manufacturing is also regulated, thus companies are required to ensure compliance with GMPs quality standards that require the control of production activities, raw-material procurement, complaint management, product recalls, labeling and promotional material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their products are homogeneous from one lot to the next, failing which the applicable regulatory authority may prohibit the sale of a lot and possibly require that a product be recalled.

     (7)  Research and Development Costs
          ------------------------------

     For the fiscal year ended March 31, 2002 the Company incurred $298,015 on research and development. For the fiscal year ended March 31, 2003, the Company incurred $84,475 on research and development. From April 1, 2003 to June 30, 2003 we incurred $10,798 of research and development. Since March 5, 1999 (inception) through June 30, 2003, the Company incurred $1,002,815 on research and development. See Note 1 (J) on the March 31, 2003 consolidated financial statements and see the June 30, 2003 consolidated financial statements included in this 10-SB filing.

     (8)  Employees
          ---------

     The Company has no employees, full-time or part-time. The President of Kyto Biopharma, Inc. is acting as consultant to the Company and he is compensated by B Twelve Limited, the wholly-owned subsidiary Canadian corporation.

(C)      REPORTS TO SECURITY HOLDERS

     The Bylaws of Kyto Biopharma, Inc. are silent regarding an annual report to shareholders. Kyto Biopharma, Inc. does not currently file reports with the Securities and Exchange Commission as it is not a reporting company. At the expiration of 60 days from the date of filing of this Form 10-SB with the Securities and Exchange Commission, the Company will become a reporting company and will be required to file quarterly reports (Form 10-QSB)and an annual report (Form 10-KSB) with the Commission. The annual report includes an audited financial statement.

     Any materials that the Company will file with the Securities and Exchange Commission may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Further, you may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SECD-0330. The Company will be an electronic filer and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. That site is http://www.sec.gov.


ITEM 2.  PLAN OF OPERATION

     (A) PLAN OF OPERATION

     The Company's plan of operation for the next twelve months is to continue to focus its efforts on research activities and the development of its drug candidates which maximize the utility and application of its platform technologies. Additionally, the Company intends to seek alliances with other pharmaceutical and biotechnology companies as the opportunity to market products that have cleared all regulatory stages becomes available.

     The Company has at June 30, 2003, $339,232 in liabilities The Company estimates that it will require approximately $200,000 to meet operating costs for this fiscal year, excluding research and development costs. In addition, the Company is seeking up to two million dollars ($2,000,000) in research and development funds.

     To meet the projected cash requirements as stated above, the Company intends to obtain cash loans from one or more of its stockholders, several of whom have expressed a desire to provide operating loan funds for the Company.

     (B) OFF-BALANCE SHEET ARRANGEMENT

     Not applicable.


ITEM 3.  DESCRIPTION OF PROPERTY

     The Company occupies office space on a month-to-month basis and therefore has no leasehold interest. The Company pays a fee to Credifinance Securities Limited at the rate of $3,333.33 (US) monthly, which includes rent and certain administrative services, such as copying and printing, courier services, and telephone.

     The Company owns no investment.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (A) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following persons (including any group as defined in Regulation S-B, Section 228.403) are known to the Company, as the issuer, to be beneficial owner of more than five percent (5%) of any class of the said issuer's voting securities.


------------------------ ----------------------------- -------------------------- -----------------------------
Title of Class           Name and Address of                 Common Shares            Percentage of Class
                         Beneficial  Owner
------------------------ ----------------------------- -------------------------- -----------------------------

Common                   Credifinance Capital Corp. (1)        3,419,812                      52.3%
                         Delaware, United States

Common                   Dr. Uri Sagman                          902,025                      13.8%
                         Toronto, Ontario, Canada

Common                   Medarex Inc.                          1,300,000                      19.9%
                         New Jersey, United States

Common                   Dr. Jean-Luc Berger                     527,025                      8.1%
                         Toronto, Ontario, Canada
------------------------ ----------------------------- -------------------------- -----------------------------

(1) Credifinance Capital Corp. is a privately held Delaware corporation. A director of Kyto, Georges Benarroch is the President & CEO of Credifinance Capital Corp.

     (B) SECURITY OWNERSHIP OF MANAGEMENT

------------------------ ----------------------------- -------------------------- -----------------------------
Title of Class           Name and Address of                 Common Shares            Percentage of Class
                         Beneficial
                         Owner
------------------------ ----------------------------- -------------------------- -----------------------------
Common                   Georges Benarroch                       30,025                       0.5%

Common                   Dr. Jean-Luc Berger                    527,025                       8.1%

Common                   Don MacAdam (1)                         30,025                       0.5%
------------------------ ----------------------------- -------------------------- -----------------------------

(1) Don MacAdam owns 27,025 common shares directly and 3,000 common shares through A360 Inc., a private holding company.

     (C) CHANGES IN CONTROL

     There is no such arrangement which may result in a change in control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTORS AND CONTROL PERSONS

     (A) IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

-----------------------------------------------------------------------------------------------------------------
NAME                                           AGE          POSITION
-----------------------------------------------------------------------------------------------------------------

Jean-Luc Berger, Ph.D.                         40           President & Chief Executive Officer, Director

Georges Benarroch                              56           Director

Don MacAdam                                    56           Director

-----------------------------------------------------------------------------------------------------------------

     The business experience of the persons listed above during the past five years are as follows:

Dr. Jean-Luc Berger, Ph.D., President & Chief Executive Officer; Director.
--------------------------------------------------------------------------

Director of the Company since inception on March 5, 1999, Dr. Berger has been President and C.E.O. of the Company since May 15, 2001. Co-founder of Kyto, he joined the Company as Chief Operating Officer in September 2000. Prior to joining the Company, Dr. Berger was a Pharmaceutical/Biotechnology analyst with Credifinance Securities Limited, a Toronto-based, institutional investment and research firm, since 1996. Dr. Berger obtained his M. Sc. from Universite de Montreal, his Ph.D. from Universite LAVAL and completed his post-doctoral studies at McGill University and has over thirty publications and scientific communications to his credit. Dr. Berger is member of many biotechnology organizations including the "Biotechnology Industry Organization" (BIO), the "Canadian Healthcare Licensing Association" (CHLA), the "Biotechnology Network" and is an associate member of the "Council for Continuing Pharmaceutical Education" (CCPE).

Mr. Georges Benarroch, Director.
--------------------------------

Director of the Company since May 5, 2000. For the past five years, Mr. Benarroch has been the Chairman, President & Chief Executive Officer of Credifinance Securities Limited, and the President and Chief Executive Officer of InterUnion Financial Corporation, and Credifinance Capital Corp. InterUnion Financial Corporation is a public company.

Mr. Donald MacAdam, Director.
-----------------------------

Director of the Company since November 17, 1999. Since January 2000, Mr. MacAdam is a consultant to technology companies. From 1997 to 1999, he was President and Chief Executive Officer of Tm Bioscience Corporation. Prior to Tm Bioscience Corporation, Mr. MacAdam was President of CRS Robotics Corporation from 1993 to 1996. Both Tm Bioscience Corporation and CRS Robotics Corporation are public companies. In addition to his work at Kyto, Mr. MacAdam is currently a director of: AutoBranch technologies Inc., Mississauga, Ontario; and, Hammond Power Solutions, Guelph, Ontario.

     (B) IDENTIFY SIGNIFICANT EMPLOYEES

     Not applicable.

     (C) FAMILY RELATIONSHIPS

     Not applicable.

     (D) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

     Not applicable.

ITEM 6.  EXECUTIVE COMPENSATION

     (A) SUMMARY COMPENSATION TABLE

     The following table sets forth all annual and long term compensation for services in all capacities rendered to Kyto by its executive officers and directors for each of the last three most recently completed fiscal years.

--------------------- -------- ------------------------------- ------------------------------------ ---------------
                                    Annual Compensation              Long-Term Compensation
                               -----------------------------     ----------------------------------
                                                                       Awards              Payouts
                                                                 ---------------------     -------
                                                                            Restricted
                                                                 Securities   Shares
                                                    Other        Under          or
                                                    Annual       Options/   Restricted
Name and                                            Compen-        SARs       Share         LTIP     All Other
Principal                       Salary     Bonus    sation       Granted      Units        Payouts     Compen-
Position                Year      ($)       ($)       ($)            (#)       ($)          ($)      sation ($)
--------------------- -------- ---------- ------- ------------ ------------ ------------ ---------- ---------------

Jean-Luc Berger,      2003     $40,000                                       $149,985
President and CEO

                      2002     $40,000                                       $262,474


                      2001     $25,268                                       $114,525
--------------------- -------- ---------- ------- ------------ ------------ ------------ ---------- ---------------

Georges Benarroch,    2003     None                                           $12,500
Director

                      2002     None                                           $3,000


                      2001     None                                         $14,525
--------------------- -------- ---------- ------- ------------ ------------ ------------ ---------- ---------------

Donald MacAdam,       2003     None                                           $12,500
Director

                      2002     None                                           $3,000


                      2001     None                                         $14,525
--------------------- -------- ---------- ------- ------------ ------------ ------------ ---------- ---------------


     (B) OPTION/SAR GRANTS TABLE

     The following table (presented in accordance with the Regulation) sets forth stock options granted under the Share Incentive Plan during fiscal year

2002 to the name key employees. There were no grants to key employees in fiscal year 2003.


------------------------ --------------------- ---------------------- --------------------- ----------------------
Name                     Number of             % of Total             Exercise or Base      Expiration Date
                         Securities            Options/SARs Granted   Price ($/Sh)
                         Underlying            to Employees in
                         Options/SARs          Fiscal Year
                         Granted (#)
------------------------ --------------------- ---------------------- --------------------- ----------------------
Jean-Luc Berger          262,500               31                     $0.0001               Exercised          in
                                                                                            November 2001
------------------------ --------------------- ---------------------- --------------------- ----------------------
Uri Sagman               587,500               69                     $0.0001               Exercised          in
                                                                                            February 2002
------------------------ --------------------- ---------------------- --------------------- ----------------------


     (C) AGGREGATED OPTION/SAR EXERCISE IN LATEST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUE TABLE

     The following table (presented in accordance with the Regulation) sets forth details of all exercises of stock options/SARs during the fiscal year end March 31, 2002 (none in 2003) by the named executive officer and employees and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

----------------- ------------ ------------ ------------------------------------ ------------------------------------
Name              Shares
                  Acquired
                  on           Value        Number  of  Securities Underlying    Value of  Unexercised  In-the-Money
                  Exercise     Realized     Options/SARs Granted at FY-End (#)   Options/SARs at FY-End ($)
                  (#)          ($)          Exercisable/Unerxercisable           Exercisable/Unerxercisable
----------------- ------------ ------------ ------------------------------------ ------------------------------------
Jean-Luc Berger   262,500      262,474         -             -                        -                 -
----------------- ------------ ------------ ------------------------------------ ------------------------------------
Uri Sagman        587,500      587,441                 -                                    -                 -
----------------- ------------ ------------ ------------------------------------ ------------------------------------

     (E) LONG-TERM INCENTIVE ("LTIP") AWARDS TABLE

     None

     (D) COMPENSATION OF DIRECTORS

     All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

     The Company does not currently maintain insurance for the benefit of the directors and officers of Kyto against liabilities incurred by them in their capacity as directors or officers of Kyto. Kyto does not maintain a pension plan for its employees, officers or directors.

     Any Director who is independent of the Company is entitled to an annual fee of $2,000 and a fee of $200 for each meeting attended by such Director plus reasonable expenses incurred in attending such meeting, upon presentation of receipts therefor. As of the date hereof, no director has accrued any expenses. However, four directors received 14,525 and 3,000 common shares each for services during FY2001 and FY2002, respectively. Two directors received 12,500 common shares each for services during FY2003.

     None of the directors or senior officers of Kyto and no associate of any of the directors or senior officers of Kyto was indebted to the Company during the financial period ended March 31st, 2003 of Kyto other than for routine indebtedness.

     (F)EMPLOYMENT CONTRACTS

     None

     (G) REPORT ON REPRICING OF OPTIONS/SARS

     None


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     (A) CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     None

     (B) TRANSACTIONS WITH PROMOTORS

     Jean-Luc Berger, President, Director and co-founder of Kyto Biopharma, Inc. would be considered as the only promoter of the Company. No assets were received by Dr. Berger other the 527,025 shares acquired.


ITEM 8.  DESCRIPTION OF SECURITIES

     (A) COMMON/PREFERRED STOCK

     The Company is authorized to issue 25,000,000 shares of voting common stock, at $.0001 par value per share, and 1,000,000 shares of preferred stock, $1.00 par value per share. Each share of common stock has one vote.

     The Bylaws of the Company provide that the Board of Directors may, out of legally available funds, declared dividends "upon the shares of the corporation" in cash, property, or its own shares as and when it deems expedient.

     The Bylaws of the Company are silent regarding the Company's preferred stock. The preferred stocks have no stated preferences and shares of the Company's preferred stock may be issued in the future without further shareholder approval and upon such terms and conditions and having such rights, privileges and preferences, as the board of directors may determine.

     (B) DEBT SECURITIES

     Not Applicable

     (C) OTHER SECURITIES TO BE REGISTERED

     Not Applicable

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     (A)  MARKET INFORMATION

     There is no public trading market fro the Company's stock and management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker regarding a public market for the stock.

     There are 275,000 options to purchase common stock outstanding as of the end of June 30, 2003.

     (B)  HOLDERS

     There are 13 stockholders of record of the Company's common stock.

     (C)  DIVIDENDS

     The Company has not paid any dividends to date and has no plans to do so in the foreseeable future.

     (D)  SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

     None


ITEM 2.  LEGAL PROCEEDINGS

     There is no litigation of any type whatsoever pending or threatened by or against the Company, its officers and directors.


ITEM 3.  CHANGES IN DISAGREEMENTS WITH ACCOUNTANTS

     The Company has not changed accountants during the previous two year period to the date of this registration statement and there are no disagreements with the findings of said accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

     In October 2000, the Board of Directors authorized a sale of 100,000 shares to the Company President in exchange for services rendered. Also, in October, 2000 a corporation holding warrants in the amount of 345,000 warrants exercised them for common stock.

     In December 2000, the Board of Directors authorized the sale of 50,000 shares of common stock to Rupert's Crossing for $50,000 and another 50,000 shares of common stock to New Researches Corporation for $50,000.

     In June 2001, a corporation holding options exercised 125,000 of those options at a price of $1.00 per share.

     In January 2001, the Company issued 400,000 fully vested shares to a corporation acting as a research and development subcontractor (Medarex, Inc.) for services rendered.

     In November 2001, the President of the Company exercised options and purchased 262,500 shares. In March, 2002, a stockholder, Uri Sagman, holding options exercised those options for 587,000 shares, both shareholders having been granted options at the same date (May, 2001). The price for 850,000 shares was $85.00.

     In May 2001, a corporation stockholder exercised 125,000 options for 125,000 common shares of stock.

     In June 2000, New Researches Corporation purchased 250,000 shares of convertible preferred stock at the price of $1.00 per share. In May 2001, this corporation converted the preferred shares into common stock.

     In December 2001, the Company issued 3,000 shares each to two directors and an employee for services rendered.

     In March 2002, the Company issued 25,000 shares of common stock to Credifinance Securities Limited, for $0.0001 per share.

     In May 2002, the Company issued a $100,000, 5%, Senior Secured Convertible Debenture to Credifinance Gestion S.A. In December 2003, the debenture was converted for 102,658 shares of common stock.

     In November 2002, the Company issued 225,000 shares of common stock to certain employees, members of management, and the board of directors for services rendered.

     In November 2002 and February 2003, the Company issued an aggregate of 338,058 shares of common stock to settle certain accounts.

     In December 2002, the Company issued 40,000 shares of its common stock to a principal stockholder for corporate services.

     NOTE: All sales as listed above were made by the Company without the use of underwriters. No commissions or other forms of compensation were paid in connection with these Company sales.

     The Company is claiming that the sales transactions as listed above were private transactions and it is the Company's belief that those transactions were exempt from registration as being within Section 4(2) of the Securities Act of 1933, as amended, being transactions by an issuer not involving a public offering.

     One of the factors involved in determining whether a transaction is a public offering is the number of offerees and their relationship to the issuer. There are 17 total shareholders. The stock sales as listed above were made to the Directors, or the corporations under their control, employees of the Company, or to persons or companies, such as Medarex, Inc. with whom the Company has a working relationship. No sales have been made to persons who are unconnected to the Company.

     As to the number of shares sold, no shares were offered to the general public. The shares sold and the manner of those sales was a result of direct negotiation by the issuer. As stated by the Letter of General Counsel (17 CFR 231.285) the purpose of the Section (4)2 exemption is largely limited to a few transactions with particular persons. That is the situation that exists in regard to the above listed sales.

     It should be further noted that each purchaser of stock was either an accredited investor or a purchaser of high sophistication with full disclosure of all information relating to the Company so that they were capable of evaluating the merits and risks of the issuance by the Company.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Florida Statute 607.0850 provides for the indemnification of a director and/or officer who is a party to any legal proceeding against them, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Florida Statute 607.0850(7) also provides that there shall be no indemnification to or on behalf of any director or officer if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute (a) a violation of criminal law unless the officer or director had reasonable to believe his or her conduct was unlawful; (b) a transaction whereby the director or the officer derived an improper personal benefit; (c) in the case of a director, a violation of his or her fiduciary duties; or (d) willful misconduct.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS

     Attached audited financial statements for KYTO BIOPHARMA, INC. AND SUBSIDIARY for the fiscal years ended March 31, 2003, 2002, and Cumulative from March 5, 1999 (Inception) to March 31, 2003 are submitted in compliance with
Item 310 of Regulation S/B.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS

EXHIBIT NUMBER                   DESCRIPTION

       3(i)(a)                   Articles of Incorporation of
                                 Kyto Biopharma, Inc.

       3(i)(b)                   Articles of Amendment changing
                                 name to Kyto Biopharma, Inc.

       3(ii)                     Bylaws of Kyto Biopharma, Inc.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amended Registration Statement to be signed on its be signed on its behalf by the undersigned, thereunto duly authorized.


DATE: September 12, 2003                             KYTO BIOPHARMA, INC.


                                                     By: /s/ Jean-Luc Berger
                                                     --------------------------
                                                     Jean-Luc Berger
                                                     President & C.E.O.

                       KYTO Biopharma, Inc. and Subsidiary
                          (A Development Stage Company)

                        Consolidated Financial Statements

                      Years Ended March 31, 2003, 2002, and
                    Cumulative from March 5, 1999 (Inception)
                                to March 31, 2003

                       KYTO Biopharma, Inc. and Subsidiary

                                    Contents


                                                                     Page(s)
                                                                     -------
Independent Auditors' Report                                          F-1

Consolidated Balance Sheet                                            F-2

Consolidated Statements of Operations                                 F-3

Consolidated Statements of Changes in Stockholders' Deficiency        F-4

Consolidated Statements of Cash Flows                                F-5 - F-6

Notes to Consolidated Financial Statements                           F-7 - F-23



                        Consolidated Financial Statements
                                   (Unaudited)

    For the Three Months Ended June 30, 2003 and 2002 and for the Period from
                   March 5, 1999 (inception) to June 30, 2003

                                    Contents


                                                                     Page(s)
                                                                      -------

Consolidated Balance Sheet                                            F-24

Consolidated Statements of Operations                                 F-25

Consolidated Statements of Cash Flows                                 F-26

Notes to Consolidated Financial Statements                          F-27 - F-28

                          Independent Auditors' Report


To the Board of Directors of:
     Kyto Biopharma, Inc. and Subsidiary
     (A Development Stage Company)


We have audited the accompanying consolidated balance sheet of Kyto Biopharma, Inc. and Subsidiary (a development stage company) as of March 31, 2003 and the related consolidated statements of operations, changes in stockholders' deficiency and cash flows for the years ended March 31, 2003 and 2002 and for the period from March 5, 1999 (inception) to March 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of Kyto Biopharma, Inc. and Subsidiary (a development stage company) as of March 31, 2003, and the consolidated results of their operations, changes in stockholders' deficiency and cash flows for the years then ended and for the period from March 5, 1999 (inception) to March 31 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company has no revenues, a net loss of $319,141 and cash used in operations of $95,991 in 2003, a working capital deficiency of $167,180, a stockholders' deficiency of $437,442 and a deficit accumulated during development stage of $5,795,711 at March 31, 2003. These factors raise substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters is also described in Note
11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



SALBERG & COMPANY, P.A.
Boca Raton, Florida
June 30, 2003

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 2003

                          ASSETS

CURRENT ASSETS
    Cash                                                  $     5,430
    Other receivables                                           8,202
                                                          -----------
TOTAL CURRENT ASSETS                                           13,632
                                                          -----------

EQUIPMENT, NET                                                  2,796
                                                          -----------

TOTAL ASSETS                                              $    16,428
                                                          ===========

            LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Accounts payable                                      $   124,994
    Accrued interest payable, related party                     2,023
    Loans payable, related parties                             53,795
                                                          -----------
TOTAL CURRENT LIABILITIES                                     180,812
                                                          -----------

LONG TERM LIABILITIES
    Note Payable, related party                               100,000
                                                          -----------

TOTAL LIABILITIES                                             280,812
                                                          -----------

REDEEMABLE COMMON STOCK PURSUANT TO PUT OPTION
    173,058 shares issued and outstanding (Redemption
       value, $173,058)                                       173,058
                                                          -----------

STOCKHOLDERS' DEFICIENCY
    Preferred stock, $1.00 par value, 1,000,000 shares
       authorized, none issued and outstanding                     --
    Common stock. $0.0001 par value, 25,000,000 shares
       authorized, 6,359,758 issued and outstanding               636
    Additional paid-in capital                              7,400,281
    Deficit accumulated during development stage           (5,795,711)
    Accumulated other comprehensive loss                      (12,648)
                                                          -----------
                                                            1,592,558
    Less: Deferred consulting fee                          (2,000,000)
    Less: Deferred expenses                                   (30,000)
                                                          -----------
TOTAL STOCKHOLDERS' DEFICIENCY                               (437,442)
                                                          -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY            $    16,428
                                                          ===========

          See accompanying notes to consolidated financial statements.

               KYTO BIOPHARMA, INC. AND SUBSIDIARY
                  (A DEVELOPMENT STAGE COMPANY)
              CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             FOR THE PERIOD FROM
                                                                                MARCH 5, 1999
                                                     YEAR ENDED MARCH 31,      (INCEPTION) TO
                                                     2003           2002       MARCH 31, 2003
                                                 -----------     ----------- -------------------
OPERATING EXPENSES
    Compensation                                     225,742         893,061       1,588,853
    Depreciation and amortization                        405         285,708         811,304
    Consulting                                        38,749         254,345         943,399
    Bad Debt                                              --              --          12,819
    Director fees                                         --           6,000          64,100
    Financing fees                                    28,781              --          28,781
    Professional fees                                 22,054              --          22,054
    General and administrative                        42,242          30,269         268,019
    Research and development                          84,475         298,015         992,017
    Impairment loss                                       --       1,191,846       1,191,846
                                                 -----------     -----------     -----------
TOTAL OPERATING EXPENSES                             442,448       2,959,244       5,923,192
                                                 -----------     -----------     -----------

LOSS FROM OPERATIONS                                (442,448)     (2,959,244)     (5,923,192)
                                                 -----------     -----------     -----------

OTHER INCOME (EXPENSES)
    Interest income                                       --             396           4,741
    Interest expense                                  (4,679)             --          (4,679)
    Gain on settlement                                59,654              --          59,654
    Loss on settlement                               (16,296)             --         (16,296)
    Loss on disposal of assets                            --            (567)           (567)
    Foreign currency transaction gain                 84,628              --          84,628
                                                 -----------     -----------     -----------
TOTAL OTHER INCOME (EXPENSE), NET                    123,307            (171)        127,481
                                                 -----------     -----------     -----------

NET LOSS                                         $  (319,141)    $(2,959,415)    $(5,795,711)
                                                 ===========     ===========     ===========

COMPREHENSIVE INCOME (LOSS)
    Foreign currency translation gain (loss)         (80,354)         13,397         (12,648)
                                                 -----------     -----------     -----------

TOTAL COMPREHENSIVE LOSS                         $  (399,495)    $(2,946,018)    $(5,808,359)
                                                 ===========     ===========     ===========

Net Loss Per Share - Basic and Diluted           $     (0.06)    $     (0.70)    $     (1.56)
                                                 ===========     ===========     ===========

Weighted average number of shares outstanding
    during the year - basic and diluted            5,492,530       4,247,821       3,724,274
                                                 ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
            YEARS ENDED MARCH 31, 2003, 2002, AND FOR THE PERIOD FROM
                   MARCH 5, 1999 (INCEPTION) TO MARCH 31, 2003

                                                                                                 DEFICIT
                                                                                               ACCUMULATED     ACCUMULATED
                                       PREFERRED STOCK          COMMON STOCK      ADDITIONAL     DURING          OTHER
                                    ---------------------    ------------------    PAID-IN     DEVELOPMENT    COMPREHENSIVE
                                     SHARES       AMOUNT      SHARES     AMOUNT     CAPITAL       STAGE           LOSS
                                    --------    ---------    ---------   ------   ----------   -----------    -------------
Common stock issued for
 services to officer                      --    $      --      300,000   $   30   $  299,970   $        --    $          --
Common stock issued for
 services to consultant                   --           --      255,000       25      254,975            --               --
Warrants issued to consultant             --           --           --       --      345,000            --               --
Net loss, 1999                            --           --           --       --           --      (900,000)              --
                                    --------    ---------    ---------   ------   ----------   -----------    -------------
Balance, March 31, 1999                   --           --      555,000       55      899,945      (900,000)              --
Preferred stock issued
 for cash                            250,000      250,000           --       --           --            --               --
Offering cost                             --           --           --       --      (17,005)           --               --
Common stock issued for
 intangible assets                        --           --    2,000,000      200    1,999,800            --               --
Common stock issued for
 cash upon exercise
 of warrants                              --           --      100,000       10       99,990            --               --
Foreign currency
 translation loss                         --           --           --       --           --            --           (5,745)
Net loss, 2000                            --           --           --       --           --      (650,366)              --
                                    --------    ---------    ---------   ------   ----------   -----------    -------------
Balance, March 31, 2000              250,000      250,000    2,655,000      265    2,982,730    (1,550,366)          (5,745)
Common stock issued
 as director fees                         --           --       58,100        6       58,094            --               --
Common stock issued
 for cash upon exercise
 of warrants                              --           --      150,000       15      149,985            --               --
Common stock issued for
 cash upon exercise
 of warrants                              --           --      345,000       35           --            --               --
Common stock issued to
 officer as compensation                  --           --      100,000       10       99,990            --               --
Common stock issued for cash              --           --      100,000       10       99,990            --               --
Common stock issued for
 future services                          --           --      400,000       40    1,199,960            --               --
Foreign currency
 translation gain                         --           --           --       --           --            --           60,054
Net loss, 2001                            --           --           --       --           --      (966,789)              --
                                    --------    ---------    ---------   ------   ----------   -----------    -------------
Balance, March 31, 2001              250,000      250,000    3,808,100      381    4,590,749    (2,517,155)          54,309
Preferred stock
 converted to common stock          (250,000)    (250,000)     250,000       25      249,975            --               --
Common stock
 warrants issued for
 consulting services                      --           --           --       --      254,346            --               --
Common stock
 issued for
 cash upon exercise
 of warrants                              --           --      125,000       13      124,987            --               --
Common stock
 warrants issued for
 services                                 --           --           --       --      849,915            --               --
Common stock issued for
 cash upon exercise
 of warrants                              --           --      850,000       85           --            --               --
Common stock issued to
 directors as compensation                --           --        6,000       --        6,000            --               --
Common stock issued to
 employees as compensation                --           --        3,000       --        3,000            --               --
Common stock issued as
 loan fee                                 --           --       25,000        3       24,997            --               --
Foreign currency
 translation gain                         --           --           --       --           --            --           13,397
Net loss, 2002                            --           --           --       --           --    (2,959,415)              --
                                    --------    ---------    ---------   ------   ----------   -----------    -------------
Balance, March 31, 2002                   --           --    5,067,100      507    6,103,969    (5,476,570)          67,706
Stock issued for
 cash and services                        --           --      225,000       22      224,978            --               --
Stock issued in settlement
 of accounts payable,
 net of redeemable shares                 --           --      100,000       10       99,990            --               --
Stock issued to settle
 loans payable, related party             --           --      102,658       10      102,648            --               --
Stock issued as
 consideration for
 future services                          --           --      800,000       80      799,920            --               --
Stock issued for past and
 future rent and
 administrative services                  --           --       65,000        7       64,993            --               --
Common stock warrants
 issued as financing fee                  --           --           --       --        3,783            --               --
Foreign currency translation loss         --           --           --       --           --            --          (80,354)
Net loss, 2003                            --           --           --       --           --      (319,141)              --
                                    --------    ---------    ---------   ------   ----------   -----------    -------------
Balance, March 31, 2003                   --    $      --    6,359,758   $  636   $7,400,281   $(5,795,711)   $     (12,648)
                                    ========    =========    =========   ======   ==========   ===========    =============



                                                    DEFERRED
                                      DEFERRED       LOAN       DEFERRED
                                         FEES         FEE       EXPENSES       TOTAL
                                     -----------    --------    --------    -----------
Common stock issued for
 services to officer                 $        --    $     --    $     --    $   300,000
Common stock issued for
 services to consultant                       --          --          --        255,000
Warrants issued to consultant                 --          --          --        345,000
Net loss, 1999                                --          --          --       (900,000)
                                     -----------    --------    --------    -----------
Balance, March 31, 1999                       --          --          --             --
Preferred stock issued
 for cash                                     --          --          --        250,000
Offering cost                                 --          --          --        (17,005)
Common stock issued for
 intangible assets                            --          --          --      2,000,000
Common stock issued for
 cash upon exercise
 of warrants                                  --          --          --        100,000
Foreign currency
 translation loss                             --          --          --         (5,745)
Net loss, 2000                                --          --          --       (650,366)
                                     -----------    --------    --------    -----------
Balance, March 31, 2000                       --          --          --      1,676,884
Common stock issued
 as director fees                             --          --          --         58,100
Common stock issued
 for cash upon exercise
 of warrants                                  --          --          --        150,000
Common stock issued for
 cash upon exercise
 of warrants                                  --          --          --             35
Common stock issued to
 officer as compensation                      --          --          --        100,000
Common stock issued for cash                  --          --          --        100,000
Common stock issued for
 future services                      (1,200,000)         --          --             --
Foreign currency
 translation gain                             --          --          --         60,054
Net loss, 2001                                --          --          --       (966,789)
                                     -----------    --------    --------    -----------
Balance, March 31, 2001               (1,200,000)         --          --      1,178,284
Preferred stock
 converted to common stock                    --          --          --             --
Common stock
 warrants issued for
 consulting services                          --          --          --        254,346
Common stock
 issued for
 cash upon exercise
 of warrants                                  --          --          --        125,000
Common stock
 warrants issued for
 services                                     --          --          --        849,915
Common stock issued for
 cash upon exercise
 of warrants                                  --          --          --             85
Common stock issued to
 directors as compensation                    --          --          --          6,000
Common stock issued to
 employees as compensation                    --          --          --          3,000
Common stock issued as
 loan fee                                     --     (24,997)         --              3
Foreign currency
 translation gain                             --          --          --         13,397
Net loss, 2002                                --          --          --     (2,959,415)
                                     -----------    --------    --------    -----------
Balance, March 31, 2002               (1,200,000)    (24,997)         --       (529,385)
Stock issued for
 cash and services                            --          --          --        225,000
Stock issued in settlement
 of accounts payable,
 net of redeemable shares                     --          --          --        100,000
Stock issued to settle
 loans payable, related party                 --      24,997          --        127,655
Stock issued as
 consideration for
 future services                        (800,000)         --          --             --
Stock issued for past and
 future rent and
 administrative services                      --          --     (30,000)        35,000
Common stock warrants
 issued as financing fee                      --          --          --          3,783
Foreign currency translation loss             --          --          --        (80,354)
Net loss, 2003                                --          --          --       (319,141)
                                     -----------    --------    --------    -----------
Balance, March 31, 2003              $(2,000,000)   $     --    $(30,000)   $  (437,442)
                                     ===========    ========    ========    ===========

          See accompanying notes to consolidated financial statements.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         FOR THE PERIOD FROM
                                                                                            MARCH 5, 1999
                                                                 YEAR ENDED MARCH 31,      (INCEPTION) TO
                                                                2003             2002      MARCH 31, 2003
                                                            -----------     -----------  -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                $  (319,141)    $(2,959,415)    $(5,795,711)
    Adjustment to reconcile net loss to met cash used in
       operating activities:
       Depreciation and amortization                                405         286,405         811,304
       Stock based compensation                                 224,977         852,915       1,477,892
       Stock based consulting expense                                --         254,345         854,345
       Stock based director fees                                     --           6,000          64,100
       Stock based rent and administrative fees                  35,000              --          35,000
       Common stock warrants issued as financing fee              3,783              --           3,783
       Loss on disposal of equipment                                 --             567             567
       Impairment loss                                               --       1,191,846       1,191,846
       Gain on settlement of accounts payable                   (59,654)             --         (59,654)
       Loss on settlement of accounts payable                    16,296              --          16,296
       Amortization of stock based financing fee                 24,997              --          24,997
    Changes in operating assets and liabilities:
       (Increase) decrease in:
           Other receivables                                     (2,652)           (515)         (8,202)
           Prepaids and other assets                              4,997             341              --
       Increase (decrease) in:
           Accounts payable and accrued expenses                     --         252,430         543,432
                                                            -----------     -----------     -----------
NET CASH USED IN OPERATING ACTIVITIES                           (70,992)       (115,081)       (840,005)
                                                            -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                               --          (2,316)         (4,463)
                                                            -----------     -----------     -----------
NET CASH USED IN INVESTING ACTIVITIES                                --          (2,316)         (4,463)
                                                            -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from common stock issuance, net of
       offering cost                                                 23         125,085         708,223
    Loan proceeds from related parties, net                     177,952              --         208,245
    Repayment of loan to related parties                        (25,000)        (26,792)        (51,792)
                                                            -----------     -----------     -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                       152,975          98,293         864,676
                                                            -----------     -----------     -----------

Effect of Exchange Rate on Cash                                 (80,354)         13,397         (14,778)

Net Increase (Decrease) in Cash and Cash Equivalents              1,629          (5,707)          5,430

Cash and Cash Equivalents at Beginning of Period                  3,801           9,508              --
                                                            -----------     -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                  $     5,430     $     3,801     $     5,430
                                                            ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

The Company acquired intangible assets valued at $2,000,000 for 2,000,000 common shares in June 1999.

The Company issued 400,000 common shares in 2001 for future services valued at $1,200,000. (See Notes 6(B) and 7)

An Investor converted 250,000 preferred shares into 250,000 common shares in 2002.

During the year ended March 31, 2003, the Company issued 273,058 shares of common stock to settle certain accounts payable. (See Notes 4 (C) and 6(B))

During the year ended March 31, 2003, the Company issued 167,658 shares of common stock to settle certain loans payable. (See Notes 6(B), 7 and 9)

During the year ended March 31, 2003, the Company issued 800,000 shares of common stock in connection with a debt restructuring related to an anti-dilution provision. (See Note 6(B))

During the year ended March 31, 2003, the Company converted accounts payable and related accrued interest to a note payable totaling $102,023. (See Note 5(B))

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

NOTE 1   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (A) NATURE OF BUSINESS

         Kyto Biopharma, Inc. was formed as a Florida corporation on March 5, 1999. B. Twelve, Ltd., Kyto Biopharma, Inc.'s wholly-owned Canadian subsidiary (collectively referred to as the "Company"), was also formed on March 5, 1999. On August 13, 2002, the parent Company changed its name from B Twelve, Inc.

         The Company is a biopharmaceutical company, which was formed to develop innovative minimally toxic and non-immunosuppressive proprietary drugs for the treatment of cancer, arthritis, and other proliferative and autoimmune diseases.

         Activities during the development stage include acquisition of financing and intellectual properties and research and development activities conducted by others under contracts.

         (B) PRINCIPLES OF CONSOLIDATION

         The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

         (C) USE OF ESTIMATES

         In preparing consolidated financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period presented. Actual results may differ from these estimates. Significant estimates during 2003 and 2002 include the valuation of intangible assets, the valuation allowance of deferred tax assets and the valuation of non-cash stock based transactions.

         (D) CASH AND CASH EQUIVALENTS

         For the purpose of the consolidated cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

         (E) BASIS OF PRESENTATION AND FOREIGN CURRENCY

         The accompanying consolidated financial statements are presented under accounting principles generally accepted in the United States of America and in United States dollars.

         The functional currency of the Company's Canadian subsidiary is the Canadian dollar. The accounts of the Canadian subsidiary are translated to United States dollars using the current rate method. Under the current rate method, all assets and liabilities are translated using

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         exchange rates at the balance sheet date. Revenue and expense items are translated using the average rate of exchange prevailing during the period. Capital transactions are translated at their historical rates. Exchange gains and losses resulting from translation of foreign currencies are recorded in stockholders' equity as a cumulative translation adjustment and reflected as a component of other accumulated comprehensive income or loss.

         Gains and losses resulting from foreign currency transactions are recognized in operations of the period incurred.

         (F) CONCENTRATIONS

         The Company maintains its cash in bank deposit accounts, which, at time, exceed federally insured limits. As of March 31, 2003, the Company did not have any deposits in excess of federally insured limits. The Company has not experienced any losses in such accounts through March 31, 2003.

         The Company has obtained and continues to obtain a large amount of its funding from loans and equity funding from a principal stockholder related to a director of the Company.

         (G) EQUIPMENT

         Equipment is stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years.

         (H) LONG-LIVED ASSETS

         The Company reviews long-lived assets and certain identifiable assets related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the undiscounted future cash flows of the long-lived assets are less that the carrying amount, their carrying amount is reduced to fair value and an impairment loss is recognized.

         (I) STOCK-BASED COMPENSATION

         The Company accounts for stock options issued to employees in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation cost is measured on the date of grant as the excess of the current market price of the underlying stock over the exercise price. Such compensation amounts are amortized over the respective vesting periods of the option grant. The Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock Based Compensation-Transaction and Disclosure," which permits entities to provide pro forma net income (loss) and pro forma earnings (loss) per share disclosures for employee stock option grants as if the fair-valued based method defined in SFAS No. 123 had been applied.

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         The Company accounts for stock options or warrants issued to non-employees for goods or services in accordance with SFAS 123. Under this method, the Company records an expense equal to the fair value of the options or warrants issued. The fair value is computed using an options pricing model.

         (J) RESEARCH AND DEVELOPMENT COSTS

         Research and development is conducted by others on behalf of the Company under contractual agreements and such costs are charged to expense as incurred. Research and development expense was $86,498, $298,015, and $994,040 for the years ended March 31, 2003, 2002, and for the period from March 5, 1999 (inception) to March 31, 2003.

         (K) INCOME TAXES

         The Company accounts for income taxes under the Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period, which includes the enactment date.

         (L) COMPREHENSIVE INCOME

         The Company accounts for Comprehensive Income under the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement No. 130"). Statement No. 130 establishes standards for reporting and display of comprehensive income and its components. Comprehensive income is the total of net income (loss) and other comprehensive income (loss).

         The foreign currency translation gains and losses resulting from the translation of the financial statements of B. Twelve, Ltd. expressed in Canadian dollars to United States dollars are reported as Accumulated Other Comprehensive Income or Loss in the Consolidated Statement of Changes in Stockholders' Deficiency.

         (M) NET LOSS PER COMMON SHARE

         In accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share", basic earnings per share is computed by dividing the net income less preferred dividends for the period by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income less preferred dividends by the weighted average number of common shares outstanding including the effect of common stock equivalents. Common stock equivalents, consisting of stock options and warrants, have not been included in the calculation, as their effect is antidilutive for the periods presented. At March 31, 2003, there were common stock warrants to issue 525,000

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         common shares, which could potentially dilute future earnings per share.

         Additionally, there were 173,058 shares of redeemable common stock issued in connection with a written put option (See Note 4(C)) that are not included as a component of stockholders' deficiency and are not included in the computation of basic and diluted earnings per share as these shares are not considered to be outstanding during the periods presented and the effect of the issuance of these shares is anti-dilutive.

         (N) FAIR VALUE OF FINANCIAL INSTRUMENTS

         Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

         The carrying amounts of the Company's short-term financial instruments, including other receivable, accounts payable, and loans payable-related parties, approximate fair value due to the relatively short period to maturity for these instruments.

         (O) NEW ACCOUNTING PRONOUNCEMENTS

         Statement No. 143 "Accounting for Asset Retirement Obligations" ("SFAS 143") requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have a material impact on the Company's financial statements.

         Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" supercedes Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). Though it retains the basic requirements of SFAS 121 regarding when and how to measure an impairment loss, SFAS 144 provides additional implementation guidance. SFAS 144 excludes goodwill and intangibles not being amortized among other exclusions. SFAS 144 also supercedes the provisions of APB 30, "Reporting the Results of Operations," pertaining to discontinued operations. Separate reporting of a discontinued operation is still required, but SFAS 144 expands the presentation to include a component of an entity, rather than strictly a business segment as defined in SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 144 also eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. This statement is effective for all fiscal years beginning after December 15, 2001. The Company believes that the future implementation of SFAS 144 on April 1, 2002 will not have a

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         material effect on the Company's financial position, results of operations or liquidity.

         Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," updates, clarifies, and simplifies existing accounting pronouncements. Statement No. 145 rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. Statement 64 amended Statement 4, and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the motor Carrier Act of 1980. Because the transaction has been completed, Statement 44 is no longer necessary. Statement 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with FASB's goal requiring similar accounting treatment for transactions that have similar economic effects. The adoption of SFAS No. 145 is not expected to have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

         Statement No. 146, "Accounting for Exit or Disposal Activities" ("SFAS 126") address the recognition, measurement, and reporting of costs that are associated with exit and disposal activities that are currently accounted for pursuant to the guideline set forth in EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to exit an Activity (including Certain Costs Incurred in a Restructuring)," cost related to terminating a contract that is not a capital lease and one-time benefit arrangements received by employees who are involuntarily terminated-nullifying the guidance under EITF 94-3. Under SFAS 146, the cost associated with an exit or disposal activity is recognized in the period in which it is incurred rather that at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002 with earlier application encouraged. The adoption of SFAS 146 is not expected to have material impact on the Company's consolidated financial position, results of operations, or liquidity.

         Statement No. 148, "Accounting for Stock-Based Compensation - Transaction and Disclosure," amends FASB Statement No. 123, "Accounting for Stock-Based Compensation." In response to a growing number of companies announcing plans to record expenses for the fair value of stock options, Statement 148 provides alternative methods of transaction for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123 to require more prominent and disclosures in financial statements about the effects of stock-based compensation. The Statement also improved the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. In the past, companies were required to make pro forma disclosures only in annual financial statements. In the past, companies were required to make pro forma disclosures only in annual financial statements. The transaction guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 31, 2002. The Company adopted the disclosure provisions of Statement 148

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         for the year ended December 31, 2002, but will continue to use the method under APB 25 in accounting for stock options. The adoption of the disclosure of Statements 148 did not have a material impact on the Company's financial position, results of operation, or liquidity.

         In May 2003, the FASB issued SFAS No. 149; "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149") which provides for certain changes in the accounting treatment of derivative contracts. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except for certain provisions that relate to SFAS No. 133, Implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. The guidance should be applied prospectively. The adoption of SFAS 149 is not expected to have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

         In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. It requires that those instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

         In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of the guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity's product warranty liabilities. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of FIN 45 are effective for the Company for financial statements of interim beginning July 1, 2003.

         In January 2003, the FASB issued FASB Interpretation No. 46, "Consulting of Variable Interest Entities" ("FIN 46"), which represents an interpretation of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements." ARB 51 requires that a Company's consolidated financial statements include subsidiaries in which the Company has a controlling financial interest. That requirement usually has been applied to subsidiaries in which the Company has a majority voting interest. However, the voting interest approach is not effective in identifying controlling financial interest in entities (referred to as "variable interest entities") that are not controllable through voting interests or in which the entity investors do not bear the residual economic risks. FIN 46 provides guidance on identifying variable interest entities and on assessing whether a Company's investment in a variable interest entity requires consolidation thereof. FIN 46 is effectively immediately for investments made in variable interest entities after January 31, 2003 and it is effective in the first fiscal year or interim period beginning after June 15,

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         2003 for investments in variable interest entities made prior to February 1, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company's consolidated financial position, results of operations, or liquidity.

         (P) RECLASSIFICATIONS

         Certain amount in the March 31, 2002 consolidated financial statements have been reclassified to conform to the March 31, 2003 presentation.

NOTE 2   EQUIPMENT

Equipment consists of the following at March 31:

                                                       2003
                                                      ------
          Computers and equipment                     $3,898
          Less: Accumulated depreciation              (1,102)
                                                      ------
                                                      $2,796
                                                      ======

Depreciation was $405 and $697 for the years ended March 31, 2003 and 2002, respectively and $1,793 for the period from March 5, 1999 (inception) to March 31, 2003. During 2002, furniture and fixtures were disposed of. The loss on the disposal for the year ended March 31, 2002 was $567.

NOTE 3   INTANGIBLE ASSETS

On June 2, 1999, the Company purchased a portfolio of patents, patents pending, and related intellectual property (collectively the "Intellectual Property") from a third party in exchange for 2,000,000 shares of the Company's common stock. The shares were valued at $1.00 per share based on contemporaneous cash purchases of convertible preferred stock and common stock warrants resulting in a value of $2,000,000. The Company also capitalized certain legal costs.

The purchased Intellectual Property was being amortized over its estimated useful life of seven years from the acquisition date and through March 31, 2002.

Amortization expense was $285,708 for the year ended March 31, 2002 and $809,511 for the period from March 5, 1999 (inception) to March 31, 2003.

As of March 31, 2002, management performed an impairment analysis of the Intellectual Property. Due to the current status of the Company as a development stage company and the inherent difficulties in projecting future revenues, management decided to take a conservative approach and recognize an impairment loss for the full book value of the asset totaling $1,191,846.

NOTE 4   COMMITMENTS AND CONTINGENCIES

         (A) EMPLOYMENT AGREEMENTS

         The Company entered into an employment agreement with an officer in June 1999, which expired on May 31, 2001. The agreement stipulates a

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         salary based on funding criteria and issuance of 1,200,000 common stock options, which vest based on the Company meeting stipulated milestones. The options are exercisable upon vesting at $0.0001 per share. The options were valued on the grant date using the intrinsic value method of APB 25 and the contemporaneous cash common stock sale price of $1.00 resulting in an approximate $1.00 option value. Due to the uncertainty of meeting milestones, a compensation expense based on the estimated $1.00 value of the options will be recognized upon vesting. Through March 31, 2001, none of the options vested. In May 2001, 587,500 of the options vested, and a compensation expense of $587,441 was recognized. (See Notes 6(B) and 6(C))

         The Company entered into an employment agreement with an officer in June 2000, which expired on May 31, 2001. The agreement stipulates a salary based on funding criteria and issuance of 400,000 common stock options, which vest based on the Company meeting stipulated milestones. The options are exercisable upon vesting at $0.0001 per share. The options were valued on the grant date using the intrinsic value method of APB 25 and the contemporaneous cash common stock sale price of $1.00 resulting in an approximate $1.00 option value. Due to the uncertainty of meeting milestones, a compensation expense based on the estimated $1.00 value of the options will be recognized upon vesting. Through March 31, 2001, none of the options vested. In May 2001, 262,500 of the options vested and a compensation expense of $262,474 was recognized. (See Notes 6(B) and 6(C))

         In June 2001, the above employment agreements were renewed and the remaining 612,500 and 137,500 options under each agreement, respectively, remained outstanding. However, in November 2001, those employment agreements were terminated by the Company and the related option agreements for 612,500 and 137,500 options were also cancelled. One of those agreements was replaced with an oral consulting agreement with one individual to act as President and Chief Executive Officer.

         (B) LEASES

         The Company leases office space on a month-to-month basis. The premise is leased from a principal stockholder (See Note 6(B) and 7). Rent expense in 2003, 2002, and for the period from March 5, 1999 (inception) to March 31, 2003 was $10,223, $20,000, and $68,377,
         respectively.

         (C) REDEEMABLE COMMON STOCK PURSUANT TO PUT OPTION

         In November 2002 and February 2003, the Company issued an aggregate 273,058 shares of its common stock having a fair value of $273,058 to settle certain accounts payable under a debt settlement agreement ("agreement") with three unrelated parties (See Note 6(B)). Of the total stock issued in connection with the agreement, two of these parties received an aggregate 173,058 shares of common stock. In addition, these two creditors received a written put option for the aggregate 173,058 shares of common stock previously issued. Specifically, three years from the date of the initial settlement, the put option holders have a thirty day period in which to notify the Company of their intent to put the options back to the Company at a redemption price of $1.00 per share. The Company will then have 90 days from the notification date to make the required payment. The redemption value of these shares of common stock at March 31, 2003 is $173,058. (See Note 1(M))

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         (D) REGULATION

         The business of the Company is subject to various governmental regulations in the United States of America, Canada, and other countries, which must approve any Company products before commencement of commercial sales and which regulate the manufacturing of pharmaceuticals. (See Note 11)

NOTE 5   LOANS AND NOTES PAYABLE, RELATED PARTIES

         (A) LOANS PAYABLE, RELATED PARTIES

         In November 2002, the Company received working capital funds from a principal stockholder totaling $50,000 as part of a $100,000 agreement to provide debt financing. The loan is non-interest bearing, unsecured and due on demand (see Notes 7 and 12). Upon the Company's next debt or equity type financing transaction with an unrelated party, terms of this debt financing will be reestablished in accordance with the terms of the next financing transaction with an unrelated party.

         At March 31, 2003, the Company owed $3,795 to a related party of a principal stockholder. The loan was non-interest bearing, unsecured and due on demand. (See Note 7)

         (B) NOTE PAYABLE, RELATED PARTY

         During the year ended March 31, 2001, the Company entered into an agreement with a vendor, who is also a principal stockholder, for services totaling $200,000. On November 11, 2002, the Company and vendor mutually agreed that in lieu of the $200,000 payment, the vendor would accept 100,000 shares of the Company's common stock valued at $1.00 totaling $100,000. In addition, the Company also executed a $100,000 unsecured promissory note with the vendor (See Note 7). Under the terms of the promissory note, the obligation would bear interest at prime plus 1%. Interest is accrued and payable quarterly. At March 31, 2003, accrued interest totaled $2,023. The related accrued interest is classified as short term. In connection with the promissory note, all principal and accrued interest is payable in full upon the earliest of the following:

                  (i) The date on which the Company raises at least $1,000,000 in funding within a twelve-month period;
                  (ii) The date on which an agreement between the Company, vendor and other unrelated party terminates; or
                  (iii)    Three years from the date of the promissory note.

         Since none of these conditions have been met as of March 31, 2003, the promissory note is classified as long term.

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

NOTE 6   STOCKHOLDERS' DEFICIENCY

         (A) PREFERRED STOCK

         In June 1999, an investor purchased 250,000 shares of convertible preferred stock and receives warrants to purchase up to 750,000 common shares as follows: 250,000 common stock warrants exercisable at $1.00 per share (the "unit") for $1.00 per unit or $250,000 were issued with the preferred stock and another potential 500,000 warrants as discussed below. The preferred stock was convertible to common stock on a one-for-one basis upon the earlier of:

                  (i) An initial public offering by the Company, as defined,
                  (ii)     The completion of a reverse take-over transaction,
                  (iii) A minimum $3,000,000 private equity financing based on a $10,000,000 valuation or,
                  (iv) The merger of the Company with another corporation or the sale of substantively all the assets of the Corporation.

         There was no beneficial conversion feature upon the sale as the value of the common shares into which the preferred shares are convertible are also $1.00 based on contemporaneous transactions.

         Upon exercise of the first 250,000 warrants the investor received another warrant for 250,000 common shares at a $1.00 exercise price. Upon conversion of the preferred stock, each share of common stock issued shall be coupled with an additional common stock purchase warrant at an exercise price of $1.00 per share with a three month term. In December 1999 and May 2000 100,000 and 150,000 of the first warrant was exercised and therefore in May 2000 the additional 250,000 warrant was granted with an exercise price of $1.00 expiring June 2003. In June 2001, pursuant to a letter of intent, which was ratified by the shareholders, the preferred shares were converted and the additional 250,000 warrants were granted at an exercise price of $1.00 with an amended term not to exceed five years. There was no beneficial conversion feature to the warrants as the value of the common stock was still considered to be $1.00 based on contemporaneous transactions at that time. There was no effect of the warrant issuances on operations as all warrants are considered to be purchased as part of the preferred stock unit. The second and third warrants totaling 500,000 common shares remained outstanding at March 31, 2003. In June 2003, 250,000 of those expired.

         (B) COMMON STOCK AND OPTIONS

         In March 1999, the Company issued 300,000 common shares to an officer for services, which were valued at a planned contemporaneous cash offering price for one-for-one convertible preferred stock and common stock warrants issued with an exercise price of $1.00 per share. A compensation expense of $300,000 was recorded in 1999.

         In March 1999, the Company issued 255,000 common shares and 345,000 common stock warrants exercisable at $0.0001 per share as a fee for assistance in the acquisition of intangible assets. The common shares were valued based on a contemporaneous cash-offering price of $1.00 per share. The warrants were valued pursuant to SFAS 123, at $1.00 per warrant. The aggregate consulting expense charged to operations in 1999 for the shares and warrants was $600,000.

         In June 1999, the Company issued 2,000,000 common shares for a portfolio of patents, patents pending, and related intellectual property. The portfolio was valued at $2,000,000 based on a $1.00 per share contemporaneous cash offering price for one-for-one convertible preferred stock and common stock warrants issued with an exercise price of $1.00.

         In December 1999, 100,000 common stock warrants were exercised for $100,000.

         In May 2000, directors were granted an aggregate 58,100 common shares for services rendered. The shares were valued at the contemporaneous cash offering price of $1.00 per share resulting in a compensation expense of $58,100 on the grant date.

         In May 2000, 150,000 common stock warrants were exercised for $150,000.

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003


         In October 2000, 345,000 common stock warrants were exercised at $0.0001 per share or a total of $35.

         In October 2000, 100,000 common shares were issued to an officer as compensation for services rendered. A compensation expense of $100,000 was recognized on the grant date based on the contemporaneous cash offering price of $1.00 per common share.

         In December 2000, 50,000 common shares were sold to an unrelated party for $50,000 and another 50,000 common shares were sold to a stockholder for $50,000.

         During January 2001, the Company issued 400,000 fully vested shares to a third party research and development subcontractor (the "Vendor") to be used as credit against $1,200,000 in future invoiced license and royalty fees. Based on the contract, the shares had a fair value of $3.00 per share and stated anti-dilution provisions provided to the Vendor, the Company valued the 400,000 shares at $1,200,000, which reflected the best available evidence as to the valuation of these shares. The value, considered a prepaid expense, was recorded as deferred consulting fees deducted from stockholders' deficiency, to be amortized against future invoices. During 2003, in accordance with the anti-dilution provision, the Company issued an additional 800,000 shares for common stock having a fair value of $1.00 per share based on recent transactions upon which certain accounts payable and loans payable with related and unrelated parties were settled. For financial accounting, purposes the additional shares are valued at $800,000 based on contemporaneous transactions at $1.00 per share and were recorded as an addition to the $1,200,000 deferred consulting fees for a total of $2,000,000. However, the vendor only receives credit of $1,200,000 towards its invoices. In addition, the vendor's common stock holdings may not exceed 20%. Should the vendor's stock be reduced to comply with the 20% provision the Company's credit will be reduced pro-rata. As of March 31, 2003, no services had yet been performed under the terms of the agreement. As a result of the 800,000 shares issued, this third party subcontractor became a principal stockholder of approximately 19.9% and thus, a related party.

         In May 2001, two officers vested in 850,000 common stock options previously granted pursuant to their employment agreements upon the achievement of certain milestones. A compensation expense of $849,915 was recognized under APB 25 based on the intrinsic value of the options at the grant date. In November 2001 and March 2002, the 262,500 and 587,500 options, respectively, were exercised. Accordingly, 850,000 common shares were issued at $0.0001 per share for an aggregate $85. (See Notes 4(A) and 6(C))

         In May 2001, a principal stockholder was granted 125,000 common stock options and a consulting expense of $254,345 was recognized pursuant to SFAS 123 based on the $3.00 fair market value of the common shares. The shareholder immediately exercised 125,000 options for 125,000 common shares at an exercise price of $125,000. (See Note 7)

         In May 2001, the 250,000 preferred shares were converted into 250,000 common shares. Pursuant to the warrant agreement attached to the preferred shares, an additional 250,000 warrants were issued upon conversion with an exercise term of five years at an exercise price of $1.00 per share.

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         In December 2001, 3,000 shares were issued to an employee at $0.0001 per share for services rendered. A compensation expense was recognized at the actual cost of $1.00 per share or $3,000 based on a contemporaneous cash offering price.

         In December 2001, 3,000 shares were issued to two directors each at $0.0001 per share for services rendered. A director's fee was recognized at the actual cost of $1.00 per share or $6,000 based on a contemporaneous cash offering price.

         In March 2002, 25,000 shares were issued to a related party for $0.0001 per share as a loan fee relating to a convertible debenture issued subsequently to March 31, 2002 (see Note 9). A deferred loan fee was recorded at $24,997 based on the contemporaneous cash offering price less the cash paid of $3.00 (see Note 10). During 2003, the convertible debt associated with this loan fee was converted into 102,658 shares of common stock and the entire fee of $24,997 was charged to operations for 2003.

         In November 2002, the Company issued 225,000 shares of common stock at $0.001 par value for $23.00 to certain employees, members of management, and the board of directors (see Note 7). The shares issued had a fair value of $1.00 per share based on recent contemporaneous transactions. Accordingly, an additional $224,977 was charged to operations and reflected as compensation.

         In November and December 2002, the Company issued 167,658 shares of common stock having a fair value of $1.00 per share based on the recent stock issuances for cash to settle outstanding loans payable with a related party totaling $167,658. Of the total shares issued, 102,658 shares valued at $102,658 were issued in connection with a convertible debenture (see Note 9). Accordingly, no gain or loss was recognized in these transactions. (See Note 7)

         In November 2002 and February 2003, the Company issued an aggregate 273,058 shares of common stock to settle certain accounts payable totaling $256,762 with unrelated entities (See Note 4(C)). The shares issued has a fair value of $1.00 per share representing the mutually agreed upon value of the Company's stock. As a result, the Company recognized a loss on settlement totaling $16,296.

         In December 2002, the Company issued 40,000 shares of its common stock to a principal stockholder (See Notes 4(B) and 7) having a fair value of $40,000 based on recent contemporaneous transactions. In exchange for the stock issued, the Company received various corporate services including rental of the office facility, general accounting services and overhead. The 40,000 shares were issued for calendar year 2003. Accordingly, $10,000 was charged to operations and included in general and administrative expenses and the remaining $30,000 was deferred and included as a separate component of stockholders' deficiency to be amortized over the remaining service period.

         (C) STOCK OPTIONS AND WARRANTS

         The Company issues stock options and warrants to employees, service providers, and investors in the course of business.

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         In accordance with SFAS 123, for options issued to employees, the Company applies APB Opinion No. 25 and related interpretations. During 2003, the Company did not grant common stock options to officers. Due to the uncertain vesting period of certain grants due to vesting contingencies, compensation expense is recognized only upon vesting. Accordingly, compensation cost of $849,915 was recognized for 850,000 options vested in May 2001. The remaining 750,000 potential options under the employment agreements were terminated by the Board of Directors when the employment agreements were terminated in November 2001. (See Notes 4(A) and 6(B))

         Had compensation cost for the Company's stock-based compensation plan been determined on the fair value at the grant dates for awards under that plan, consistent with Statement of Accounting Standards No 123, "Accounting for Stock Based Compensation" (Statement No. 123), the Company's net loss for the year ended March 31, 2003 and 2002 would not have changed.

         The effect of applying Statement No. 123 is not likely to be representative of the effects on reported net income for future years due to, among other things, the effects of vesting.

         For stock options and warrants issued to non-employees, the Company applies SFAS 123. Accordingly, consulting expense of $3,783 and $254,345 was recognized in 2003 and 2002, respectively, upon granting of 25,000 and 125,000 common stock options, respectively. $345,000 was charged to operations in 1999 as reflected in the accompanying consolidated statements of operations from March 5, 1999 (inception) to March 31, 2003. See tabular summary below for assumptions.

         For consolidated financial statement disclosure purposes and for purposes of valuing stock options and warrants issued to consultants, the fair market value of each stock granted was estimated on the grant date using the Black-Scholes Option-Pricing Model in accordance with SFAS 123. The following weighted-average assumptions were used for the year ended March 31:

                                                2003         2002       2001     2000        1999
                                              --------    ----------    ----     ----     ----------
         Expected Dividend Yield                 0.00%         0.00%      --       --          0.00%
         Risk Free Interest Rate                4.145%         3.57%      --       --          4.53%
         Expected Volatility                     0.00%         0.00%      --       --          0.00%
         Expected Term                        4 Years        1 Year       --       --       2 Years
         Consulting Expense                   $ 3,783     $ 254,345     $ --     $ --     $ 345,000

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

         A summary of the options outstanding, which were granted for cash or services are presented below:

                                                                   Weighted
                                                     Number of     Average
                                                     Options and   Exercise
                                                     Warrants       Price
                                                     -----------   --------
           Stock Options
           Balance at March 31, 2001                 1,850,000     $0.1352
           Granted                                     375,000        1.00
           Exercised                                  (975,000)       0.13
           Terminated                                 (750,000)     0.0001
                                                     ---------     -------
           Balance at March 31, 2002                   500,000     $  1.00
           Granted                                      25,000        1.00
           Exercised                                        --          --
           Terminated                                       --          --
                                                     ---------     -------
           Options exercisable at March 31, 2003       525,000     $  1.00
                                                     =========     =======
           Weighted average fair value of
           options granted from services during 2003               $  1.00
                                                                   =======

         The following table summarizes information about options and warrants outstanding at March 31, 2003:

                             Options and Warrants Outstanding                         Options and Warrants Exercisable
         -------------------------------------------------------------------------    ----------------------------------

                                                      Weighted
                                                       Average         Weighted                              Weighted
               Range of            Number             Remaining         Average            Number             Average
               Exercise        Outstanding at        Contractual       Exercise        Exercisable at        Exercise
                 Price         March 31, 2003           Life             Price         March 31, 2003          Price
               --------        --------------        -----------       --------        --------------        --------
                $1.00               250,000            0.17 Years       $1.00               250,000           $1.00
                $1.00               250,000            3.09 Years        1.00               250,000            1.00
                $1.00                25,000            4.08 Years        1.00                25,000            1.00
                                    -------                             -----               -------           -----
                                    525,000                             $1.00               525,000           $1.00
                                    =======                             =====               =======           =====

         (D) PAR VALUE

         In August 2001, the par value of common stock was changed to $0.0001 from $1.00. The change is reflected retroactively for all periods presented in the accompanying consolidated financial statements.

NOTE 7   RELATED PARTIES

The Company leases its facility from a principal stockholder (see Notes 4(B) and 6(B)).

During the year ended March 31, 2003, the Company received working capital funds from a principal stockholder totaling $50,000. The receipt of these funds represents a 100% concentration of debt financing for the Company during 2003. (See Notes 5 (A) and 12)

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

At March 31, 2003, the Company owed $3,795 to a related party of a principal stockholder. (See Note 5(A)).

At March 31, 2003, the Company owed $100,000 to a principal stockholder. (See
Note 5(B)).

In October 2000, 400,000 options were reserved in trust for future issuance in accordance with an anti-dilution provision in an amended stockholder agreement. During May 2001, 125,000 of these options were granted to a principal stockholder and then exercised at a price of $1.00 per share. The Company recognized a consulting expense of $254,345 based on the $3.00 current fair market value of the warrants computed pursuant to the fair market value method of SFAS 123. (See Note 6(B))

On May 1, 2002, the Company issued a $100,000, 5%, Senior Secured Convertible Debenture-Series A to a principal stockholder (see notes 6(B) and 9).

In November 2002, the Company issued 225,000 shares of common stock to certain employees, members of management and directors. (See Note 6(B).

Loans payable to related parties are non-interest bearing, unsecured, and due on demand.

NOTE 8   SETTLEMENT OF ACCOUNTS PAYABLE

During the year ended March 31, 2003, the Company had outstanding accounts payable with a vendor totaling $59,654. The vendor formally released the Company of any further obligations under the terms of the agreement. Accordingly, the Company recognized the entire $59,654 as a gain on settlement and this amount is reflected in current period operations as other income.

NOTE 9   CONVERTIBLE DEBENTURE

On May 1, 2002, the Company issued a $100,000, 5% Senior Secured Convertible Debenture-Series A (the "Debenture") to a principal stockholder (the "Investor") and received the first $50,000 of funding under the debenture (See Note 7). Unless converted, redeemed or retracted before maturity, interest payments are due May 1, 2003 and April 30, 2004. The Debenture must be paid in full on the earlier of April 30, 2004 or the closing date of the next round of financing for a minimum of $1,000,000. The Debenture is collateralized under a Security Agreement by all of the Company's assets, including its patent applications. At any time, at the option of the holder, the outstanding principal amount of the debenture is convertible into common shares of the Company at a conversion price of $1.00 per share and accrued interest shall be payable in cash at that time. The Debenture contains various covenants, some of which restrict the ability of the Company to issue further debt or equity securities. The Debenture contains anti-dilution provisions requiring the Company to issue additional shares to the Investor, based upon a stipulated formula, if the Company sells any additional shares at less than $3.00 per share. (See Notes 6(B).

Upon the issuance of the convertible debenture, and in accordance with EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio," there was no beneficial conversion as the market price of the Company's common stock, which was $1.00 on the commitment date, was equivalent to the exercise price of $1.00.

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

In November 2002, the $100,000 debenture plus accrued interest was converted into 102,568 shares of common stock having a fair value of $102,568. The principal of $100,000 and accrued interest of $2,568 was valued at $1.00 per share based upon recent transaction for the settlement of certain accounts payable and loans payable with the same related party (principal stockholder) and unrelated parties. (See Note 6(B))

NOTE 10  INCOME TAXES

The Company files separate tax returns for the parent and its Canadian subsidiary. There was no income tax expense for the years ended March 31, 2003 and 2002, due to the Company's net losses.

The blended Canadian Federal and Provincial Corporate tax rate of 41.5% applies to loss before taxes of the Canadian subsidiary. The Company's tax expense differs from the "expected" tax expense for Federal income tax purposes for the years ended March 31, 2003 and 2002, (computed by applying the United States Federal Corporate tax rate of 34% to consolidated loss before taxes), as follows:

                                                   Years Ended March 31,
                                                  2003            2002
                                                ---------      -----------
Computed "expected" tax benefit                 $(108,508)     $(1,006,201)
Stock based expenses                                   --          352,715
Foreign income tax rate differences              (116,896)        (201,305)
Change in deferred tax asset
valuation allowance                               225,404          854,791
                                                ---------      -----------
                                                $      --      $        --
                                                =========      ===========

The effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at March 31, 2003 are as follows:

Deferred tax assets:
United States net operating loss carryforward          $  114,396
Canadian net operating loss carryforward                1,668,641
Patent amortization                                       375,484
                                                       ----------
Total gross deferred tax assets                         2,158,521
Less valuation allowance                               (2,158,521)
                                                       ----------
Net deferred tax assets                                $       --
                                                       ==========

The valuation allowance at March 31, 2002 was $1,933,117. The net change in valuation allowance during the year ended March 31, 2003 was an increase of approximately $225,404. The Company's subsidiary has net operating losses of approximately $4,020,000 at March 31, 2003 available to offset the subsidiaries' net income through 2008 under Canadian Federal and Provincial tax laws and the parent United States entity has a net operating loss carryforward of approximately $336,000 available to offset the parent's net income through 2023.

For the purpose of these estimates, certain stock based expenses aggregating approximately $1,008,000 since inception were considered non-deductible. Actual amounts ultimately deductible may differ from these estimates.

                      KYTO BIOPHARAMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 MARCH 31, 2003

NOTE 11  GOING CONCERN

As reflected in the accompanying consolidated financial statements, the Company has no revenues a net loss of $319,141 and net cash used in operations of $95,991 in 2003 and a working capital deficiency of $167,180, a stockholders' deficiency of $437,442 and a deficit accumulated during the development stage of $5,795,711 at March 31, 2003. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business plan, raise capital, and generate revenues (see Note 4(D)). The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is very dependent upon debt and equity funding. The Company must successfully complete its research and development resulting in a saleable product. However, there is no assurance that once the development of the product is completed and finally gains Federal Drug and Administration clearance, that the Company will achieve a profitable level of operations.


NOTE 12  SUBSEQUENT EVENT

In May 2003, the Company received the remaining $50,000 portion of a $100,000 debt financing transaction with a principal stockholder (see Notes 5 and 7).

On June 1, 2003, 250,000 stock options having an exercise price of $1.00 per share expired without being exercised.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEET
                                  JUNE 30, 2003
                                   (UNAUDITED)

                             ASSETS

                                                             2003
                                                          -----------
CURRENT ASSETS
    Cash                                                  $    34,084
    Prepaid assets                                                 --
    Other receivables                                           5,398
                                                          -----------
TOTAL CURRENT ASSETS                                           39,482
                                                          -----------

EQUIPMENT, NET                                                  2,563
                                                          -----------

TOTAL ASSETS                                              $    42,045
                                                          ===========

            LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES
    Accounts payable                                      $   132,046
    Accrued interest payable, related party                     3,043
    Loans payable, related parties                            104,143
                                                          -----------
TOTAL CURRENT LIABILITIES                                     239,232
                                                          -----------

LONG TERM LIABILITIES
    Note Payable, related party                               100,000
                                                          -----------

TOTAL LIABILITIES                                             339,232
                                                          -----------

REDEEMABLE COMMON STOCK PURSUANT TO PUT OPTION
    173,058 shares and none issued and outstanding,
      respectively (Redemption value, $173,058)               173,058
                                                          -----------

STOCKHOLDERS' DEFICIENCY
    Preferred stock, $1.00 par value, 1,000,000 shares
      authorized, none issued and outstanding                      --
    Common stock. $0.0001 par value, 25,000,000 shares
      authorized, 6,359,758 issued and outstanding                636
    Additional paid-in capital                              7,400,281
    Deficit accumulated during development stage           (5,749,617)
    Accumulated other comprehensive loss                     (101,545)
                                                          -----------
                                                            1,549,755
    Less: Deferred consulting fee                          (2,000,000)
    Less: Deferred expenses                                   (20,000)
                                                          -----------
TOTAL STOCKHOLDERS' DEFICIENCY                               (470,245)
                                                          -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY            $    42,045
                                                          ===========

          See accompanying notes to consolidated financial statements.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                                             FOR THE PERIOD FROM
                                                                                MARCH 5, 1999
                                                 THREE MONTHS ENDED JUNE 30,   (INCEPTION) TO
                                                     2003              2002     JUNE 30, 2003
                                                 -----------     ----------- -------------------
OPERATING EXPENSES
    Compensation                                 $        --     $        --     $ 1,588,853
    Depreciation and amortization                        233             159         811,537
    Consulting                                        10,737           9,655         954,136
    Bad Debt                                              --              --          12,819
    Director fees                                         --              --          64,100
    Financing fees                                        --              --          28,781
    Professional fees                                  5,000           9,798          27,054
    General and administrative                        14,983           2,880         283,002
    Research and development                          10,798          37,093       1,002,815
    Impairment loss                                       --              --       1,191,846
                                                 -----------     -----------     -----------
TOTAL OPERATING EXPENSES                              41,751          59,585       5,964,943
                                                 -----------     -----------     -----------

LOSS FROM OPERATIONS                                 (41,751)        (59,585)     (5,964,943)
                                                 -----------     -----------     -----------

OTHER INCOME (EXPENSES)
    Interest income                                       --              --           4,741
    Interest expense                                  (1,020)             --          (5,700)
    Gain on settlement                                    --              --          59,654
    Loss on settlement                                    --              --         (16,296)
    Loss on disposal of assets                            --              --            (567)
    Foreign currency transaction gain                 88,866          52,234         173,494
                                                 -----------     -----------     -----------
TOTAL OTHER INCOME, NET                               87,846          52,234         215,326
                                                 -----------     -----------     -----------

NET INCOME (LOSS)                                $    46,095     $    (7,351)    $(5,749,617)
                                                 ===========     ===========     ===========

COMPREHENSIVE INCOME (LOSS)
    Foreign currency translation gain (loss)         (88,898)         18,959        (101,545)
                                                 -----------     -----------     -----------

TOTAL COMPREHENSIVE INCOME (LOSS)                $   (42,803)    $    11,608     $(5,851,162)
                                                 ===========     ===========     ===========

Net Loss Per Share - Basic and Diluted           $      0.01     $     (0.00)    $     (1.48)
                                                 ===========     ===========     ===========

Weighted average number of shares outstanding
    during the year - basic and diluted            6,359,758       5,067,100       3,876,257
                                                 ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                    FOR THE PERIOD FROM
                                                                                       MARCH 5, 1999
                                                        THREE MONTHS ENDED JUNE 30,   (INCEPTION) TO
                                                           2003             2002       JUNE 30, 2003
                                                        -----------     ----------- -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net Income (loss)                                   $    46,094     $    (7,351)    $(5,749,617)
    Adjustment to reconcile net income (loss)
       to net cash used in operating activities:
       Depreciation and amortization                            233             159         811,537
       Stock based compensation                                  --              --       1,477,892
       Stock based consulting expense                            --              --         854,345
       Stock based director fees                                 --              --          64,100
       Stock based rent and administrative fees              10,000              --          20,000
       Common stock warrants issued as financing fee             --              --           3,783
       Loss on disposal of equipment                             --              --             567
       Impairment loss                                           --              --       1,191,846
       Gain on settlement of accounts payable                    --              --         (59,654)
       Loss on settlement of accounts payable                    --              --          16,296
       Amortization of stock based financing fee                 --              --          24,997
    Changes in operating assets and liabilities:
       (Increase) decrease in:
          Other receivables                                   2,804            (269)         (5,398)
          Prepaids and other assets                              --              --              --
       Increase (decrease) in:
          Accounts payable and accrued expenses               8,072          (2,520)        551,504
                                                        -----------     -----------     -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES          67,203          (9,981)       (797,802)
                                                        -----------     -----------     -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                           --              --          (4,464)
                                                        -----------     -----------     -----------
NET CASH USED IN INVESTING ACTIVITIES                            --              --          (4,464)
                                                        -----------     -----------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from common stock issuance, net of
       offering cost                                             --              --         708,223
    Loan proceeds from related parties, net                  50,348         103,676         258,594
    Repayment of loan to related parties                         --              --         (26,792)
                                                        -----------     -----------     -----------
NET CASH PROVIDED BY FINANCING ACTIVITIES                    50,348         103,676         940,025
                                                        -----------     -----------     -----------

Effect of Exchange Rate on Cash                             (88,897)        (48,968)       (103,675)

Net Increase (Decrease) in Cash and Cash Equivalents         28,654          44,727          34,084

Cash and Cash Equivalents at Beginning of Period              5,430           3,801              --
                                                        -----------     -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD              $    34,084     $    48,528     $    34,084
                                                        ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2003
                                   (Unaudited)

NOTE 1   BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the United States Securities and Exchange Commission for interim consolidated financial information. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of consolidated financial position and results of operations.

It is management's opinion, however, that all material adjustments (consisting of normal recurring adjustments) have been made, which are necessary for a fair consolidated financial statement presentation. The results for the interim period are not necessarily indicative of the results to be expected for the year.

For further information, refer to the audited consolidated financial statements and footnotes of the Company for the year ending March 31, 2003 included in the Company's Form 10-SB.

NOTE 2   LOANS PAYABLE, RELATED PARTIES

During the three months ended June 30, 2003, the Company received the remaining $50,000 portion of a $100,000 debt financing transaction with a principal stockholder plus an additional $348. (See Note 4).

NOTE 3   STOCKHOLDERS' DEFICIENCY

On June 1, 2003, 250,000 stock options having an exercise price of $1.00 per share expired without being exercised.

NOTE 4   RELATED PARTIES

During the three months ended June 30, 2003, the Company received the remaining $50,000 portion of a $100,000 debt financing transaction with a principal stockholder plus an additional $348. (See Note 2).

NOTE 5 GOING CONCERN

As reflected in the accompanying consolidated financial statements, the Company has no revenues, a working capital deficiency of $199,750, a stockholders' deficiency of $470,245 and a deficit accumulated during the development stage of $5,749,617 at June 30, 2003. The ability of the Company to continue as a going concern is dependent on the Company's ability to further implement its business

                       KYTO BIOPHARMA, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2003
                                   (Unaudited)

plan, raise capital, and generate revenues. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company is currently a development stage company and its continued existence is dependent upon the Company's ability to resolve its liquidity problems, principally by obtaining additional debt financing and/or equity capital. The Company has yet to generate an internal cash flow, and until the sales of its product begins, the Company is very dependent upon debt and equity funding. The Company must successfully complete its research and development resulting in a saleable product. However, there is no assurance that once the development of the product is completed and finally gains Federal Drug and Administration clearance, that the Company will achieve a profitable level of operations.